Ballard Power Systems

News Release

Ballard to Present at the 10th Annual Ardour Capital Energy Technology Conference
For Immediate Release – May 29, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD), a world leader in delivery of clean energy fuel cell solutions across a range of applications, announced that Mr. Tony Guglielmin, Chief Financial Officer will present at the 10th Annual Ardour Capital Energy Technology Conference in New York on Thursday, June 7th at 3:15pm ET.

Mr. Guglielmin will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets. A link to the live audio and slide webcast will be available at www.ballard.com. In addition, playback of the webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com